                                                                  Exhibit (a)(8)

             SUPPLEMENT TO OFFER TO PURCHASE DATED JANUARY 4, 1999

                          TCF ACQUISITION CORPORATION
                               WHICH IS OWNED BY

                         THREE CITIES FUND II, L.P. AND
                         THREE CITIES OFFSHORE II C.V.
           HAS INCREASED THE PRICE OF ITS OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF

                                   COHR INC.
                                       TO
                              $6.50 NET PER SHARE

     THE OFFER PRICE HAS BEEN INCREASED AND THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTENDED. THE PRICE WHICH WILL BE PAID FOR SHARES WHICH ARE PROPERLY TENDERED AND NOT WITHDRAWN IS $6.50 PER SHARE IN CASH. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 24, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, NOR IS IT CONDITIONED ON THE ABILITY OF THE PURCHASER TO OBTAIN FINANCING (BUT IT IS SUBJECT TO SOME CONDITIONS -- SEE SECTION 11 OF THE OFFER TO PURCHASE). THE THREE CITIES FUNDS ALREADY OWN MORE THAN 48% OF THE OUTSTANDING COMMON SHARES AND THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS, WHO OWN MORE THAN 2% OF THE OUTSTANDING COMMON SHARES, HAVE AGREED TO TENDER THEIR SHARES IN RESPONSE TO THE OFFER OR VOTE IN FAVOR OF THE MERGER. THEREFORE, THE MERGER CAN BE APPROVED EVEN IF NO OTHER STOCKHOLDER VOTES IN FAVOR OF IT.

     THE BOARD OF DIRECTORS OF THE COMPANY (OTHER THAN THE REPRESENTATIVES APPOINTED BY THE PURCHASER) HAS UNANIMOUSLY DETERMINED THAT THE AMENDED OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES IN RESPONSE TO IT.

                                   IMPORTANT

     ANY STOCKHOLDER WHO WISHES TO TENDER COMMON SHARES SHOULD COMPLETE AND SIGN ONE OF THE LETTERS OF TRANSMITTAL (OR A FACSIMILE OF ONE) WHICH ACCOMPANY THE OFFER TO PURCHASE OR THIS SUPPLEMENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL AND (A) MAIL OR DELIVER IT, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING THE TENDERED COMMON SHARES (THE "SHARE CERTIFICATES") AND ANY OTHER REQUIRED DOCUMENTS, TO THE DEPOSITARY NAMED ON THE BACK COVER OF THE OFFER TO PURCHASE OR (B) TENDER THE SHARES USING THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN SECTION 9 OF THE OFFER TO PURCHASE. A STOCKHOLDER WHOSE COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THE BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF THE STOCKHOLDER WISHES TO TENDER SHARES.

     A STOCKHOLDER WHO WISHES TO TENDER COMMON SHARES BUT WHOSE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN THE OFFER TO PURCHASE ON A TIMELY BASIS, MAY TENDER THE COMMON SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY DESCRIBED IN SECTION 9 OF THE OFFER TO PURCHASE.

     QUESTIONS AND REQUESTS FOR ASSISTANCE, OR FOR ADDITIONAL COPIES OF THIS SUPPLEMENT, THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, OR OTHER TENDER OFFER MATERIALS, MAY BE DIRECTED TO THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER. HOLDERS OF COMMON SHARES MAY ALSO CONTACT BROKERS, DEALERS OR BANKS FOR ADDITIONAL COPIES OF THIS SUPPLEMENT, THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL OR OTHER TENDER OFFER MATERIALS.
                            ------------------------

February 5, 1999

TO THE HOLDERS OF COMMON STOCK OF COHR INC.:

     The following information amends and supplements the Offer to Purchase dated January 4, 1999 (the "Offer to Purchase") of TCF Acquisition Corporation, a Delaware corporation (the "Purchaser") which, at the date of this Supplement, is owned by Three Cities Fund II, L.P. and Three Cities Offshore II C.V. (the "Three Cities Funds"). By this Supplement, the Purchaser is now offering to purchase all outstanding shares of common stock, par value $0.01 per share ("Common Shares" or "Shares"), of COHR Inc. (the "Company"), a Delaware corporation, for $6.50 per Common Share in cash (the "Revised Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement and in the related Letters of Transmittal (the terms and conditions of which together constitute the "Offer"). THE REVISED OFFER PRICE WILL BE PAID WITH REGARD TO ALL SHARES WHICH ARE PROPERLY TENDERED AND NOT WITHDRAWN, INCLUDING SHARES WHICH WERE TENDERED BEFORE THE OFFER PRICE WAS REVISED.

     Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, (i) terms not defined in this Supplement have the meanings given to them in the Offer to Purchase and
(ii) all references in this Supplement to "Common Shares" or "Shares" will be deemed to refer also to the preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 23, 1998, between the Company and Chase Mellon Shareholder Services LLC (the "Rights Agreement").

     THE BOARD OF DIRECTORS OF THE COMPANY (1) HAS APPROVED THE AMENDED OFFER AND THE MERGER WHICH WILL FOLLOW THE AMENDED OFFER, (2) HAS DETERMINED THAT THE AMENDED TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND (3) RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES IN RESPONSE TO IT.

     The Offer is being made pursuant to an Amended and Restated Plan and Agreement of Merger, dated as of February 4, 1999 (the "Amended Merger Agreement"), between the Company and the Purchaser. The Amended Merger Agreement amends and restates the Plan and Agreement of Merger dated as of December 24, 1999 (the "Original Merger Agreement").

     The Amended Merger Agreement provides that

     - the cash price of the Offer is $6.50 per Share, without regard to the outcome of efforts to settle Stockholder Suits which are pending against the Company (i.e., with no change in what is being paid based upon whether the pending Stockholder Suits are settled);

     - the Expiration Time of the Offer (midnight, New York time on February 24,
       1999) may not be extended beyond March 8, 1999 without the Company's consent;

     - the Merger is not conditioned on the Purchaser and its stockholders owning at least 85% of the outstanding Shares after the Purchaser acquires the Shares which are tendered in response to the Offer;

     - because the price being paid in the Offer will be $6.50 per Share without regard to the outcome of the efforts to settle the Stockholder Suits, the Merger consideration will be $6.50 per share without regard to the outcome of the efforts to settle the Stockholder Suits; and

     - the provisions which permitted the Company to entertain unsolicited acquisition proposals and terminate the Merger Agreement because of a Superior Proposal were deleted (the last day for the Company to receive an acquisition proposal which could have been a basis for it to terminate the Original Merger Agreement was February 2, 1999).

     Procedures for tendering Shares are set forth in Section 9 of the Offer to Purchase. Tendering shareholders may use either the original (blue) Letter of Transmittal and the original (yellow) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or the revised (green) Letter of

Transmittal and the revised (tan) Notice of Guaranteed Delivery circulated with this Supplement. While the original Letter of Transmittal refers only to the Offer to Purchase, shareholders using that document to tender their Shares will nevertheless receive $6.50 per Share for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer. Shareholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action, in order to receive, subject to the conditions of the Offer, the increased tender price of $6.50 per Share, if the Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if that procedure was used.

     THE PURCHASER HAS BEEN TOLD THAT LEHMAN BROTHERS INC. ("LEHMAN BROTHERS"), FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED TO THE COMPANY'S BOARD OF DIRECTORS ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE AMENDED MERGER AGREEMENT, THE $6.50 IN CASH TO BE RECEIVED BY THE HOLDERS OF COMMON SHARES IN THE AMENDED OFFER AND THE MERGER IS FAIR TO THOSE HOLDERS (OTHER THAN THE PURCHASER AND ITS AFFILIATES) FROM A FINANCIAL POINT OF VIEW.

     THE OFFER TO PURCHASE AND THIS SUPPLEMENT CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. AMENDED TERMS OF THE OFFER: Expiration Time The price per Share to be paid pursuant to the Offer has been increased from $5.375 per Share to $6.50 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Offer. The full $6.50 per Share will be paid without regard to the outcome of the Company's efforts to settle Stockholder Suits which are pending against it. All shareholders whose Shares are validly tendered and not withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement) will receive the increased price.

     The Expiration Time of the Offer has been extended. The term "Expiration Time" now means 12:00 midnight, New York City time, on February 24, 1999, unless the Purchaser further extends the period during which the Offer is open, in which event the term "Expiration Time" will mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. The Purchaser does not expect to extend the Expiration Time. Further, under the Amended Merger Agreement, the Purchaser may not extend the Expiration Time beyond March 8, 1999, without the Company's consent except under very limited circumstances involving occurrences beyond the Purchaser's control.

     This Supplement, the revised (green) Letter of Transmittal and other relevant materials will be mailed to holders of record of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

     2. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 12 of the Offer to Purchase is hereby supplemented as follows.

     The Company has paid no cash dividends on the Shares since the date of the Offer to Purchase.

     The high and low sales prices per Share for the quarter ended December 31, 1998 were $5 3/8 and $ 2 5/16, respectively, and for the current quarter through February 3, 1999, were $5 7/8 and $5 1/8 respectively.

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     3. SOURCES AND AMOUNT OF FUNDS. As a result of the increase in the price to be paid for the Shares by the Purchaser, the estimated total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and to pay related fees and out-of-pocket expenses will increase by approximately $3.75 million to approximately $22.0 million. The Purchaser will obtain the necessary funds through capital contributions from the Three Cities Funds. The Three Cities Funds will obtain the necessary funds from contributions made by their partners.

     4. BACKGROUND OF THE OFFER SINCE JANUARY 4, 1999; CONTACTS WITH THE COMPANY; MERGER AGREEMENT.

     On January 21, 1999, a representative of Advent International Corporation ("Advent"), who said funds advised by Advent are stockholders of Managed Health Care Associates, Inc. ("MHA"), contacted a representative of Three Cities Research, Inc., the adviser to the Three Cities Funds, and said that MHA was interested in acquiring the Company. The representative of Advent said MHA, which is a group purchasing organization, had previously expressed to the Company an interest in purchasing the Company's group purchasing organization business or the Company. Subsequently, an attorney for the Three Cities Funds spoke to an attorney for Advent. During those conversations, the representative of Three Cities Research and the attorney for the Three Cities Funds stated that the Three Cities Funds were not interested in purchasing the Company jointly with MHA.

     On January 25, 1999 , the Company provided the Purchaser with a copy of a letter from MHA in which MHA expressed interest in making a proposal to acquire all of the Common Shares at a price of $8.00 per Share contingent on MHA's being satisfied with the results of a due diligence investigation of the Company. This was in compliance with a requirement of the Original Merger Agreement that the Company inform the Purchaser of any inquiries or proposals the Company received about possible acquisitions of the Company. The Company also informed the Purchaser that MHA had commenced litigation in the Delaware Chancery Court. (See
Section 5 of this Supplement).

     On January 26, 1999, the Company provided the Purchaser with a copy of a letter from counsel for MHA to the Company's counsel which stated, among other things, that (i) MHA's proposal was to purchase the Company for $8.00 per Share, net to the seller in cash, (ii) MHA was seeking to obtain the financing necessary to complete the transaction, (iii) MHA intended to do a diligence investigation of the Company to reach a comfort level with regard to the Stockholder Suits and (iv) MHA expected the Company to pay any termination fees due to the Purchaser upon termination of the Merger Agreement. The letter also stated that MHA would withdraw, without prejudice, its previously commenced litigation once the Company confirmed to MHA that the Company would not commence litigation in connection with MHA's proposal.

     The Company's Board met by teleconference on January 26, 1999. Messrs. Uhrig and Wright did not participate in the meeting. After the meeting, the Company informed the Purchaser that the Board had decided to permit representatives of MHA to begin a due diligence investigation of the Company on January 27, 1999.

     On January 29, 1999, the Company provided the Purchaser with a copy of a letter signed by representatives of Banque Nationale de Paris ("BNP") and MHA in which BNP stated that, assuming satisfactory completion by BNP and MHA of a due diligence investigation with respect to the assets and businesses of the Company, including satisfaction as to the status of the Stockholder Suits and the operating performance of the Company's MasterPlan business line, BNP is highly confident that it would be able to arrange a syndicate of lenders for the proposed financing necessary to complete the acquisition at a price of $8.00 per Share. MasterPlan is a division of the Company which has been incurring operating losses.

     On February 2, 1999, after MHA had done initial due diligence, the Company provided the Purchaser with a copy of a letter from counsel for MHA to counsel for the Company stating that MHA wishes to consummate a transaction in which it would be willing to pay $7.00 per Share in cash for all outstanding Common Shares, contingent on MHA's completing its due diligence and negotiating a satisfactory merger agreement, and conditioned upon the Company's not disclosing MHA's identity or the identities of its shareholders in the Company's public filings. Under the Original Merger Agreement, the Company had the right to consider an acquisition proposal which met specified requirements to qualify as a Superior Proposal if it was submitted within 20 business days after the Purchaser filed its Schedule 14D-1. February 2, 1999 was the last day of that 20 business day period. The letter from MHA's attorney was accompanied by a new letter from BNP in which BNP stated that it was highly confident that BNP could arrange a syndicate of lenders to finance a transaction at a price of $7 per Share (stating the proposed financing needs to be $46 million plus closing costs), conditioned on, among other things, BNP's and MHA's "completing due diligence of the assets and business of COHR" with results satisfactory to MHA and BNP, "including satisfaction as to the status of pending litigation and the operating performance of MasterPlan" and subject to final agreement by MHA, MHA shareholders and BNP on the final terms, conditions and pricing of the syndicated loan.

     The Company's Board of Directors met twice by teleconference on February 2, 1999 to discuss the letters from MHA and BNP. Messrs. Uhrig and Wright did not participate in these discussions.

     On February 2, 1999, counsel for the Purchaser sent a letter to counsel for the Company expressing its view as to why the letters from counsel for MHA and from BNP did not constitute a Superior Proposal, as defined in the Original Merger Agreement. A copy of this letter is included as an exhibit to Amendment No. 1 to the Schedule 14D-1 filed with the Commission on February 5, 1999. The letter from counsel for the Purchaser asserted, among other things, that (1) the letters from counsel to MHA and BNP did not constitute a proposal; at most they constituted a statement that at some time in the reasonably near future MHA might be in a position to make a proposal and (2) the letters make it clear that MHA did not have the financial resources necessary to carry out the transaction described in the letter. Therefore, the Purchaser asserted that (i) the letters from counsel for MHA and from BNP did not satisfy the requirement in the Original Merger Agreement that a Superior Proposal (i.e., a proposal which would entitle the Company's Board to terminate the Original Merger Agreement) be received within 20 business days after the Purchaser's Schedule 14-D was filed with the SEC (which period ended on February 2, 1999), (ii) MHA could not meet a requirement that to be a "Superior Proposal," a proposal had to be from a proposed acquirer which the Company's Board determines in good faith has the financial resources necessary to carry out the transaction, and (iii) the highly contingent nature of the confidence expressed in the letter from BNP, combined with the fact that MHA was seeking 100% financing, made it difficult to view what was described in the letter from MHA's counsel as "not subject to a financing contingency" (another requirement for a proposal to constitute a Superior Proposal).

     Later on February 2, 1999, an attorney for the Company informed an attorney for the Purchaser that the Company's Board of Directors had held a meeting and determined that the Company had received a Superior Proposal (as defined in the Merger Agreement) from MHA. The attorney for the Company said that was partly because the Board had been told that Advent and other stockholders of MHA had agreed to guarantee $30 million of MHA's borrowings (a subsequent letter in which Advent and the other stockholders of MHA confirmed that they had committed up to $30 million in the form of cash or guarantees to BNP said the commitment "is subject to all the limitations contained in the letter dated February 2, 1998 [sic] and BNP's highly confident letter attached thereto, which limitations we incorporated herein by reference"). The attorney for the Company said that, although the Board had determined that the Company had received a Superior Proposal, the Board had not accepted that proposal. Messrs. Uhrig and Wright had been notified of the Board meeting, but had not participated in it.

     On February 3, 1999, the Purchaser sent a letter to Lynn Reitnouer, the Chairman of the Company's Board of Directors, in which the Purchaser (a) reiterated its belief that the February 2 letter from counsel to MHA, even if supplemented as it apparently had been the previous evening, did not meet the minimum requirements for receipt of a Superior Proposal, but (b) proposed to modify the Original Merger Agreement so (i) the Purchaser would pay $5.50 per share for shares which are purchased through the Offer, (ii) the expiration date of the Offer would be not less than 10 business days and not more than 20 business days after the revised terms of the Offer are announced, (iii) the Purchaser would pay, promptly after the Offer expires, $5.50 for each share which is properly tendered and not withdrawn, (iv) as promptly as practicable after the Offer expires, the Purchaser would cause the Merger to take place and the Company's stockholders to receive $5.50 per share as a result of the Merger,
(v) if the Stockholder Suits are settled by August 2, 1999 on a basis which would not require the Company to pay more than $1 million, net of any insurance proceeds, the Purchaser would pay an additional $1.50 per share to the persons whose shares were purchased through the Offer or who were stockholders at the time of the Merger (increasing the total payment to $7 per share), and (vi) provisions relating to offers by persons other than the Purchaser would be deleted from the Merger Agreement. The letter said that proposal would remain available until 7:00 P.M., New York City time, on February 3, 1999. A copy of this letter is included as an exhibit to Amendment No. 1 to the Schedule 14D-1 filed with the Commission on February 5, 1999.

     The Company's Board of Directors met on February 3, 1999 to consider the new proposal from the Purchaser. Messrs. Uhrig and Wright did not participate in the meeting. Following the meeting, representatives of the Company advised the Purchaser that the Board had unanimously rejected the Purchaser's new proposal. They said that the Board would continue to pursue the MHA transaction but would consider a further offer from the Purchaser and indicated specifically that the Board of Directors express the view that a price of $6.50 per share which was payable quickly and not subject to contingencies (including the outcome of efforts to settle the Stockholder Suits) would be more attractive than the proposed MHA transaction, assuming that the Board of Directors received a fairness opinion from Lehman Brothers.

     On February 3, 1999, the Purchaser announced that the Expiration Time would be extended to 12:00 Midnight, New York City time, on February 16, 1999.

     On February 4, 1999, J. William Uhrig, on behalf of the Purchaser, met with Lynn Reitnouer in Los Angeles and said the Purchaser would be willing to offer $6.50 per Share, payable without regard to whether or on what basis the Stockholder Suits might be settled.

     Later on February 4, 1999, the Company's Board of Directors met to consider the new proposal from the Purchaser. Messrs. Uhrig and Wright did not participate in the meeting. The Board of Directors (i) approved the amended Offer proposed by the Purchaser and the Merger which will follow the amended Offer, (ii) determined that the amended terms of the Offer and the Merger are fair to and in the best interests of the Company's shareholders and (iii) recommended that the Company's shareholders accept the amended Offer and tender their Shares in response to it . The Board also approved amending the Original Merger Agreement to incorporate the terms of the amended Offer and Merger.

     Prior to the opening of trading on February 5, 1999, the Purchaser announced the amended terms of the Offer and extended the Expiration Date of the Offer to midnight, New York City time, on February 24, 1999.

     On February 5, 1999 the Company and the Purchaser entered into the Amended Merger Agreement.

     The Amended Merger Agreement differs from the Original Merger Agreement principally in that

     - the cash price of the Offer is $6.50 per Share, without regard to the outcome of efforts to settle the Stockholder Suits (i.e., with no change in what is being paid based upon whether the Stockholder Suits are settled);

     - the Expiration Time of the Offer (midnight, New York time on February 24,
       1999) may not be extended beyond March 8, 1999 without the Company's consent;

     - the Merger is not conditioned on the Purchaser and its stockholders owning at least 85% of the outstanding Shares after the Purchaser acquires the Shares which are tendered in response to the Offer;

     - because the price being paid in the Offer will be $6.50 per Share without regard to the outcome of the efforts to settle the Stockholder Suits, the Merger Consideration will be $6.50 per share without regard to the outcome of the efforts to settle the Stockholder Suits

     - the provisions which permitted the Company to entertain unsolicited acquisition proposals and terminate the Merger Agreement because of a Superior Proposal were deleted (the last day for the Company to receive an acquisition proposal which could have been a basis for it to terminate the Original Merger Agreement was February 2, 1999).

     5. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. The discussion set forth in Section 18 of the Offer to Purchase is supplemented as follows.

     Antitrust Compliance. Pursuant to the requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, the Purchaser filed a Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division of the Department of Justice and the Federal Trade Commission on January 19, 1999. On January 26, 1999, the FTC informed the Purchaser that the FTC had granted early termination of the waiting period under the HSR Act for the purchase of the Shares pursuant to the Offer and the Merger.

     Certain Litigation. The Purchaser understands that on January 25, 1999, MHA filed a Complaint in the matter of Managed Healthcare Associates, Inc., a New Jersey corporation, v. COHR Inc., a Delaware corporation in Delaware Chancery Court. Among other things, MHA sought declaratory and injunctive relief requiring the Company to permit MHA to make its proposal despite standstill provisions of an existing confidentiality agreement between MHA and the Company and enjoining the Company from consummating the transaction contemplated by the Original Merger Agreement. The Purchaser understands that this complaint has been withdrawn without prejudice.

     6. MISCELLANEOUS. The Purchaser has filed with the Commission amendments to its Schedule 14D-1 and Schedule 13E-3, together with exhibits, pursuant to the Exchange Act, furnishing additional information with respect to the Offer. The Schedule 14D-1 and Schedule 13E-3, and any amendments to them, may be examined and copies may be obtained from the Commission in the manner set forth in Section 20 of the Offer to Purchase.

                                                     TCF ACQUISITION CORPORATION

February 5, 1999